EXHIBIT 4.25

[Translation]

Commodity Exchange Agreement

September 1, 2003

Buyer: Seller:	Crayfish Co., Ltd. IDK Inc.

Crayfish Co., Ltd. (“Buyer”) and IDK Inc. (“Seller”) hereby enter into this agreement (“Agreement”) establishing the basic terms and conditions of a continuous commodity sales transaction.

Article 1. (Application of Agreement)

The matters stated in Agreement, which relate to each sales contract (“Separate Agreement”), are applicable to each Separate Agreement executed by Buyer and Seller as long as the Agreement is effective. Terms of the Agreement may be modified by the terms of Separate Agreements that contravene, or differ from any or all of the terms herein, provided a separate writing between Buyer and Seller is executed with respect to thereto.

Article 2. (Sales Items)

Seller shall continuously sell to Buyer telecommunication hardware, office automation hardware, working materials, service related to these materials, and other products which seller handles (“Product”) pursuant to this Agreement.

Article 3. (Execution of Separate Agreements)

1.	Conditions of each product such as product name, volume, price, shipping condition, and other conditions, other than those set out in the Agreement, are set out in each Separate Agreement created upon each sales transaction, provided however that Seller may restrict the volume and price of products in the case of rapid changes in economic or trade conditions.

2.	Separate Agreements are generally created when the order form, which is sent by Buyer, and the order confirmation, which is issued by Seller, are exchanged. However, this process can be eliminated after consultation between Seller and Buyer in certain cases.

Article 4. (Modification of Separate Agreements)

1.	If Buyer or Seller desires to modify a Separate Agreement, a Buyer or Seller must inform the other party as soon as possible, and only modify such contract after mutual consultation.

2.	If a modification of the Separate Agreement is attributable to the Seller, and as a result the Buyer is damaged, the Buyer may be entitled to claim damages against the Seller. If a modification of the Separate Agreement is attributable to the Buyer, and as a result the Seller is damaged, the Seller may be entitled to claim damages against the Buyer.

Article 5. (Conditions of payment)

1.	The Seller shall set the closing date of billing as the last date of each month, and the bill shall contain the product price, any credit which accrued by the contract between Seller and Buyer (“credit”), and legal consumption tax. Buyer must pay the amount of bill within three months following the billing date.

2.	Buyer will inform Seller of calculation mistakes in the process described above, and both parties shall research and strive to correct the mistake in good faith.

3.	If a customer of Buyer wishes to lease a product, Buyer may sell the product to a leasing or credit company (“Leasing Company”), whereupon Seller may directly receive from Leasing Company, rather than from the Buyer, the sales price of the product. In such case, the Buyer and Seller may reconcile the transaction by exchanging sales receipts.

4.	The billing process may be changed by the singing by both parties of an additional contract.

Article 6. (Late payment charges)

If the Buyer fails to make a payment on the payment date described Article 5-1, or if the Buyer has issued a check that bounces, Buyer must pay to Seller compensation for the delay in payment at the annual rate of 14.60% (daily base at 365 days per year) from the day after payment date, until the date of payment.

Article 7. (Responsibility)

Except when damage is clearly the Buyer’s fault, Seller shall be responsible for all damages, deterioration or loss to the product before delivery. Expect when damage is clearly the Seller’s fault, Buyer shall be responsible for all the damage, deterioration or loss to the product after delivery.

Article 8. (Delivery and inspection of product)

1.	Seller shall deliver products to a location specified by Buyer, and delivery process completed when Buyer has inspected and issued receipt for product. If the Buyer has not issued a rejection notice within three days following the delivery date, the product shall have been deemed accepted by Buyer.

2.	Buyer and Seller may agree to a delivery method that differs from that described above.

Article 9. (Returned Products)

1.	Buyer may return products that are defective upon delivery, which fail inspection, exceed the number of products pursuant to a Separate Agreement, or where Seller has agreed to such return.

2.	In the above case, Buyer should return product to a location specified by Seller within 10 days following Buyer’s agreement return the product.

3.	Regardless of Article 9-1, Buyer may not return a product for any reason more than 6 months following the delivery date.

Article 10. (Transfer of ownership right)

The transfer of ownership right is completed from Seller to Buyer when the payment of products is made. However Seller cannot prevent Buyer from reselling the product to a third party.

Article 11. (Inform obligation)

Buyer must promptly inform Seller upon the occurrence of the below events:

1.	A change in the location of its headquarters, name of director or representative director.

2.	A merger, reorganization, increase or reduction in capital, dissolution or transfer or delegation of all or part of its business.

3.	An attachment, provisional attachment, provisional disposition, compulsory execution or allegation of auction from third party. When there is attachment for unpaid tax or other disposal by the government.

4.	An allegation of bankruptcy, initiation of corporate consolidation, special liquidation, start of civil rehabilitation proceedings or corporate rehabilitation proceedings by a third party or by the company itself.

5.	A coercive collection of tax and public dues.

6.	Any other event that has a substantial effect on Buyer’s management or financial conditions.

Article 12. (Setoff)

Buyer and Seller cannot setoff monetary liabilities except as may be agreed to by both parties following discussion.

Article 13. (termination and loss)

Buyer must make immediate payment of any outstanding amounts to Seller may terminate this Agreement without any further notice upon the occurrence of any of the following events.

1.	Buyer has not paid for any products.

2.	With respect to the Buyer, a court has ordered an attachment, provisional attachment, provisional disposition, compulsory execution or allegation of auction based on a third party claim, or when a government has ordered an attachment for unpaid tax or other disposal.

3.	With respect to the Buyer, there has been an allegation of bankruptcy, initiation of corporate consolidation, special liquidation, start of civil rehabilitation proceedings or corporate rehabilitation proceedings by a third party or by the Buyer itself.

4.	Buyer is ordered by the government to suspend its business or business license, or the government has forced it to terminate its business registration.

5.	Buyer’s management has decided to discontinue business or Buyer undergoes another substantial change, or is dissolved.

6.	A bounced check issued by Buyer.

7.	Trade is stopped without any appropriate reasons.

8.	The Buyer fails to honor its obligations under this Agreement.

Article 14. (Return of good when contract is terminated)

Upon termination of the Agreement for any reason above, if the Buyer has any remaining obligations hereunder, the Buyer must promptly return the product to Seller.

Article 15. (Exception for act of god)

When execution of part or all of the Agreement is delayed or made impossible by reason of natural disaster, war, insurrection, civil commotion, government command by change in law, dissolution by government, labor dispute, accident in transportation, or other act of god, Seller shall not have any obligations hereunder.

Article 16. (Security)

1.	Seller may request cash collateral to secure Buyer’s liabilities hereunder.

2.	The method of handling cash collateral and the amount of cash collateral shall be subject to an agreement between Buyer and Seller.

3.	Buyer may substitute non-cash collateral for cash collateral subject to Seller’s prior agreement thereto.

4.	The Seller may request the Buyer to provide additional cash collateral, other collateral or replacement of collateral upon an increase in the volume of transactions or a decrease in the value of collateral.

5.	After the Buyer has paid the entire cost of goods and other liabilities accrued under this Agreement and has been released from its obligations under the Agreement, the Seller must return to Buyer all cash and other collateral to Buyer.

Article 17. (Expiration date)

1.	This contract will expire in two years from contract date.

2.	The contract will automatically renew for one year if either party do not propose for change or termination of contract before a month before expire date stated in Article 17-1.

Article 18 (Required documents)

Buyer is required to attach a corporate seal certificate for seal used in contract and certified copy of register of company when contract is concluded.

Article 19 (Additional discussion)

Any matters, which are not set forth herein may be established by additional agreements between Buyer and Seller.

Article 20 (Competent court for agreement)

When there is filing of litigation under the rights and responsibilities of this contract, competent court should be Tokyo district court or Tokyo summary court depend on the amount of subject matter.

As a proof for close of contract, make two copies of this document, and both Buyer and Seller keep this one copy of this document with name, seal and sign of each party.

September 1, 2003

(Buyer)	Address:	Ikebukuro Park Building 9F Minami Ikebukuro 2-49-7, Toshima-ku Tokyo 171-0022, Japan
	Name:	Crayfish Co., Ltd.
Representative Director: Kazuhiko Muraki /s/ Kazuhiko Muraki sealed by stamp

(Seller)	Address:	Kyoubashi 2-2-3 Chuo-ku, Tokyo Japan
	Name:	IDK Inc.
Representative Director: Yuuichi Ishiwatari /s/ Yuuichi Ishiwatari sealed by stamp